Exhibit 4.3.3

March 22, 2017

Mesa Air Group, Inc.

410 N. 44th Street, Suite 700

Phoenix, Arizona 85008

Attention: Brian S. Gillman

Re:	Shareholders’ Agreement, made effective as of March 1, 2011, by and among Mesa Air Group, Inc. (the “Company”), and each holder of Common Stock of the Company (the “Shareholders’ Agreement’’)

Dear Mr. Gillman:

American Airlines, Inc. (“American’’) understands and acknowledges that the Shareholders’ Agreement has been in full force and effect since March 1, 2011 and has been applicable to American since December 30, 2015 when US Airways, Inc. merged into American and transferred to American, by operation of law, all of its rights, title and interest in the shares of Common Stock of the Company and assigned to American, the Shareholders’ Agreement and all of its rights, interests and obligations under the Shareholders’ Agreement.

American further agrees to extend the term set forth in subsection (b) of Section 5 of the Shareholders’ Agreement to be an additional three (3) years from February 27, 2017; provided, however, that the foregoing extension shall not apply to Section 3 thereof, and the Company further acknowledges that there are no transfer restrictions currently applicable to American. Except as otherwise set forth in this letter, all other terms of the Shareholders’ Agreement shall remain in full force and effect.

Sincerely,

AMERICAN AIRLINES, INC.

By:	/s/ Kenneth W. Wimberly

Name:	Kenneth W. Wimberly
Title: Vice President and Deputy General Counsel

ACKNOWLEDGED AND AGREED TO:

MESA AIR GROUP, INC.

By:	/s/ Brian S. Gillman

Name:	Brian S. Gillman
Title: Executive Vice President and General Counsel